FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Johnson, Robert	2. Issuer Name and Ticker or Trading Symbol HemaCare Corporation (HEMA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 21101 Oxnard Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 21, 2003
(Street) Woodland Hills, CA 91367		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to buy)	$0.60	3/21/03		J		25,000		3/21/03	3/20/13	Common Stock	25,000		25,000	D
Explanation of Responses: (1) Stock options granted under the HemaCare Corporationa's 1996 Stock Incentive Plan.
By: /s/ JoAnn Stover JoAnn Stover on behalf of Robert Johnson Purusant to the Attached Power of Attorney **Signature of Reporting Person	3/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                        POWER OF ATTORNEY

          Know all by these presents, that the undersigned hereby

constitutes  and  appoints each of Judi Irving,  Chief  Executive

Officer,  David  Fractor,  Chief  Financial  Officer,  and  JoAnn

Stover, Corporate Secretary, signing singly, as the undersigned's true and lawful attorney-in-fact to:

     (a)  execute  for and on behalf of the undersigned,  in  the undersigned's capacity as an officer and/or director of

          HemaCare Corporation (the "Company"), Forms 3, 4 and  5

          in  accordance  with Section 16(a)  of  the  Securities

          Exchange Act of 1934 and the rules thereunder;

     (b)  execute and submit for and on behalf of the undersigned

          Form  ID  of the Securities and Exchange Commission  to

          obtain  personal code numbers for the electronic filing

          of reports;

     (c)  execute  for and on behalf of the undersigned  Schedule

          13D  or  Schedule  13G,  or any amendment  thereto,  in

          accordance   with  Section  13(d)  of  the   Securities

          Exchange Act of 1934 and the rules thereunder;

     (d)  do  and  perform any and all acts for and on behalf  of the  undersigned that may be necessary or desirable  to

          complete and execute any such Form 3, 4 or 5, Form  ID,

          or  Schedule  13D  or  13G, complete  and  execute  any

          amendment  or  amendments thereto, and file  such  form

          with   the   United  States  Securities  and   Exchange

          Commission and any stock exchange or similar authority;

          and

     (e)  take  any  other  action  of  any  type  whatsoever  in connection with the foregoing which, in the opinion  of

          such  attorney-in-fact, may be of benefit  to,  in  the

          interest  of,  or legally required by, the undersigned,

          it being understood that the documents executed by such

          attorney-in-fact on behalf of the undersigned  pursuant

          to  this  Power of Attorney shall be in such  form  and

          shall  contain  such  terms  and  conditions  as   such

          attorney-in-fact may approve in such attorney-in-fact's

          discretion.

          The undersigned hereby grants to each such attorney-in-

fact full power and authority to do and perform any and every act and  thing whatsoever requisite, necessary, or proper to be  done in  the  exercise of any of the rights and powers herein granted,

as  fully to all intents and purposes as the undersigned might or could  do  if personally present, with full power of substitution or  revocation,  hereby ratifying and confirming  all  that  such

attorney-in-fact,  or  such  attorney-in-fact's   substitute   or

substitutes, shall lawfully do or cause to be done by  virtue  of this  Power of Attorney and the rights and powers herein granted.

The  undersigned  acknowledges that the  foregoing  attorneys-in-

fact,  in  serving  in  such  capacity  at  the  request  of  the undersigned,  are not assuming, nor is the Company assuming,  any of  the undersigned's responsibilities to comply with Section  16 or Section 13(d) of the Securities Exchange Act of 1934.

          This  Power of Attorney shall remain in full force  and

effect until the undersigned is no longer required to file  Forms

3,  4  and  5  or  Schedule  13D  or  13G  with  respect  to  the undersigned's  holdings of and transactions in securities  issued by  the Company, unless earlier revoked by the undersigned  in  a signed writing delivered to the foregoing attorneys-in-fact.

          IN  WITNESS  WHEREOF, the undersigned has  caused  this

Power  of Attorney to be executed as of this 23rd day of  January

2003.

/s/ Robert Johnson

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Signature

Robert Johnson

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